CYTODYN INC.
                                1511 Third Street
                           Santa Fe, New Mexico 87505


February 4, 2011


VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:   John L. Krug, Senior Counsel
             Dan Greenspan, Special Counsel
             Jeffrey Riedler, Assistant Director

             Re:   CytoDyn Inc.
                   Form 10-K for the fiscal year ended May 31, 2010 File No. 000-49908

Dear Mr. Krug:

       On behalf of CytoDyn Inc. ("CytoDyn"), I am writing in response to the comments set forth in your letter dated January 25, 2011 (the "Comment Letter"). For the convenience of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), each of the Staff's comments is repeated below, along with CytoDyn's response to each comment set forth immediately following the comment.

Comment 1
---------

Form 10-K for the Year Ended May 31, 2011
-----------------------------------------

General
-------

1. We note you have not filed a proxy statement since at least 2007. Since you are registered with the Commission pursuant to Section 12 of the Exchange Act and, accordingly, subject to the proxy rules, please provide an explanation why you have not filed required proxy or information statements and your intention with respect to the future filing of such documents. We may have additional comments.

Response to Comment 1
---------------------

       CytoDyn filed its last proxy statement on April 2, 2007 for the annual meeting of shareholders held on April 15, 2007. Since that time, CytoDyn has experienced financial difficulties and, as a result, has lacked the financial resources to file annual and quarterly reports with the SEC. In addition, CytoDyn did not prepare or file its required proxy or information statements during this time, not only because of its lack of resources, but also because it would have not been able to furnish, among other things, an annual report, including the necessary audited financial statements, to security holders as required by Rule 14a-3(b) of the Securities Exchange Act of 1934.

Securities and Exchange Commission
February 4, 2011
Page 2 of 3

       More recently, CytoDyn's position has improved due to its August 2010 private placement offering to sell 2,000,000 shares of CytoDyn's no par common stock to accredited investors at $1.00 per share. As of November 30, 2010, CytoDyn has raised approximately $720,500 in this private placement.

       As a result of its stronger financial position, CytoDyn recently commenced the preparation and filing of its delinquent annual and quarterly reports with the SEC and now believes it is current with respect to these filings. It should be noted that, for each of the three most recently concluded fiscal years, CytoDyn filed Form 10-Ks which included all disclosure items, without any incorporation by reference to a to-be-filed proxy statement. In addition to preparing and filing its delinquent annual and quarterly reports, CytoDyn engaged Holland & Knight LLP in December of 2010 to assist CytoDyn in complying with its future reporting obligations.

       CytoDyn expects to prepare and file a proxy statement for its next annual meeting of shareholders.

Comment 2
---------

Directors, Executive Officers and Corporate Governance, page 45
---------------------------------------------------------------

2.     Please confirm that your future filings will address the following:

          o Provide a discussion of Dr. Pourhassan's, Messrs. Naydenov and Van Ness' specific work experience for at least the past five years indicating the place and period of employment; and

o Define the term "C level management position."

Response to Comment 2
---------------------

       CytoDyn confirms that it will disclose the following in its future filings:

          o A discussion of Dr. Pourhassan's, Messrs. Naydenov and Van Ness' specific work experience for at least the past five years indicating the place and period of employment; and
          o   A definition of the term "C level management position."

Comment 3
---------

Audit Committee, page 47
------------------------

3. Please confirm that your future filings will disclose where shareholders can obtain and/or view the charter for the audit committee.

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Securities and Exchange Commission
February 4, 2011
Page 3 of 3


Response to Comment 3
---------------------

       CytoDyn confirms that it will disclose where shareholders can obtain and/or view the charter for the audit committee in its future filings.

                                      * * *

       CytoDyn acknowledges the following:

          o CytoDyn is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o CytoDyn may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


       CytoDyn believes that the foregoing responds fully to each of the questions in the Staff's January 25, 2011 Comment Letter. Please let us know if you have any questions about our responses.


                                       Respectfully submitted,

                                       CYTODYN INC.

                                       By:  /s/ Kenneth J. Van Ness
                                           -------------------------------------
                                           Kenneth J. Van Ness
                                           President and Chief Executive Officer

cc:   Allen D. Allen, CytoDyn Inc.
      Bernie A. Barton, Jr., Esq., Holland & Knight LLP
      Dino A. Doyle, Esq., Holland & Knight LLP
      Richard Hadlow, Esq., Holland & Knight LLP
      Tom Bellante, Pender Newkirk & Company, LLP